Dole plc Announces Completion of Sale of Progressive Produce to Arable Capital
Dublin – March 13, 2024
Dole plc (NYSE: DOLE) (“Dole”) has today announced that it has completed the previously announced sale of its 65% equity stake in Progressive Produce LLC to PTF Holdings, LLC (“PTF Holdings”), the parent company of Pacific Trellis Fruit, LLC. PTF Holdings is a portfolio company of Arable Capital Partners, LLC (“Arable”). Dole has received gross cash proceeds of $120.25 million from this sale. Additional details of the transaction can be found in a press release issued on February 27, 2024.
About Dole plc:
A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh produce sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place. For more information visit our website at www.doleplc.com.
About Arable Capital Partners:

Arable Capital Partners is a leader in sustainable food and agribusiness investing and partners with businesses and owners across the food value chain. Arable currently has five platform investments, including Pacific Trellis Fruit, organicgirl, Royal Ridge Fruits, Blazer Wilkinson Gee and Laurel Ag & Water. For more information about Arable visit its website at www.arablecp.com.
Investor Contact Dole plc:
James O’Regan, Head of Investor Relations
investors@doleplc.com
+353 1 887 2794

Media Contact Dole plc:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130